8/29

05010851

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Admiralty Resources NL

*CURRENT ADDRESS Suite 1, Level 3
320 Adelaide St.
Brisbane QLD 4000 Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 01 2005
THOMSON FINANCIAL

FILE NO. 82- 34912 FISCAL YEAR 6/30/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: GRS

DAT : 8/30/05

RESOURCES



"...n development of the Rincon Salar we are poised for sustained growth."

ADMIRALTY RESOURCES NL

ANNUAL REPORT 2004



ADMIRALTY RESOURCES

Doc 55

COMPANY DETAILS

Admiralty Resources NL
ACN 010 195 972

Directors
Phillip Thomas
Anthony Dickson
Shane Mulcahy

Secretary
Stephen Charles Prior

Registered Office
C/- Prior & Co. Pty. Ltd.
Level 6, 140 Queen Street
Melbourne VIC 3000 Australia
Telephone + 61 3 9670 1838
Facsimile + 61 3 9670 1898

Principal Place of Business
Suite 1, Level 3
320 Adelaide Street
Brisbane QLD 4000 Australia
Telephone + 61 7 3229 2677
Facsimile + 61 7 3229 4066

Auditors
Deloitte Touche Tohmatsu
Level 26, 123 Eagle Street
Brisbane QLD 4000 Australia

Lawyers
Norton Gledhill
Level 23, 459 Collins Street
Melbourne VIC 3000 Australi

Bankers
Macquarie Bank Ltd
Level 1, 300 Queen Street
BrisbaneQLD4000Australia

Share Registry
Computershare Investor Services Pty Ltd
Central Plaza
Level 27, 345 Queen Street
Brisbane QLD 4000 Australia

Securities Quoted
Australian Stock Exchange Ltd (ASX)
Code - ADY (shares)

Web-site
www.ady.com.au

CONTENTS

Fellow shareholders, I feel a great sense of excitement and purpose in my new role as Chairman of the Board of Directors of Admiralty Resources NL ("Company"). I believe your Board now has the focus and talent to maximise the value of the Company's assets.

Going forward, our three major strategic challenges are: to bring the Rincon Salar into production; acquire sufficient equity capital and or debt to develop our assets, and take an opportunistic stance towards new assets and joint venture opportunities. Achievement of these goals will allow us to increase revenue and the value of our shares.

Clearly, our stand out asset is the Rincon Salar. The board appreciates that this is the single most important asset we hold and hence is committed to commercialising it as soon as practical. Demand and prices for lithium chloride, lithium carbonate, potash and other commodities present continue to rise, providing the opportunity to gain significant profits. Your board is determined to commercialise this opportunity.

Proper evaluation of the asset is near completion and planning of the pilot plant is well underway. The General Manager of our wholly owned subsidiary, Argentina Diamonds NL, Chuck Zimmerman has worked tirelessly managing our Rincon Salar asset to understand its full potential for production. I thank Chuck and his team on behalf of the Board and shareholders for their efforts. The board is confident that the potential of the Rincon Salar will be quantified by Christmas 2004 enabling us to commence further testing work and construction of a pilot plant in early 2005.

During the 2004 financial year the Company achieved its commercial objectives.

These included:

- raising $1.68 million through an equity placement at 3.0 cents per share in May 2004, to retire debt, and increase working capital;
- renegotiating the Perolin loan to $1.5 million and subsequently drawing it down in October 2004.
- working with Intrepid International Finance Ltd to raise up to A$50 million in convertible note financing to develop the Rincon Salar and other projects.

THE RINCON SALAR – STEADY PROGRESS

As you may be aware from our website (www.ady.com.au) and previous annual reports the Rincon Salar is located in the North of Argentina in the JuJuy province. There are more than 50 salars or salt lakes in the region. The Rincon is well served from an infrastructure perspective which is a key factor. The 345KVa power line, the Romales gas pipeline and the Trans-Andean railway line are within seven kilometers and there is substantial subterranean fresh water from the three river systems located some 15km away. Subterranean water flow through the Salar has enabled 35,000 litres per hour to be pumped out with no impact on the static brine levels, implying we have adequate supply of brine. Some estimates have been as high as 3 billion litres of total resource but we are yet to determine the depth of the brine past 60 metres. When our roads are put in this year, tests that will be conducted soon will confirm these numbers.

The Rincon Salar phase chemistry analysis was commenced in May 2004 by Hazen Research and the final report received in October 2004. Numerous simulated evaporation tests were conducted and 99.5% pure lithium carbonate was produced in the laboratory after the addition of reagents to remove the remaining magnesium using the traditional methods of other suppliers. Weather stations will be put in shortly to determine the best aspect for the location of the evaporation ponds.

Parallel to this study, work has been conducted at the University of Salta on refinements and alternative approaches to magnesium removal that will yield possibly higher profits from lower costs of reagents. Our General Manager is currently negotiating with contractors to excavate a series of evaporation ponds at the Rincon Salar into which the brine will be pumped, at each stage of the evaporation process. The Board has decided to excavate the first ponds (about 30cm - 50 cm deep) in a pilot program up to one square kilometer on a scale which will enable a reasonable yield to be harvested. We have the flexibility to alter the design of subsequent ponds if required. It is anticipated that the first "crop of brine" to be concentrated will be available by August 2005. (It takes approximately 6-9 months for the evaporation process depending on weather conditions.)

Based on evidence I gathered from my recent trips to Argentina in May and October 2004, when I visited the Rincon Salar and subsequent research and discussions with experts in the USA, I believe that commercial extraction of lithium, potassium, boron, and possibly other rare elements is readily achievable. The prices of these elements are very attractive with lithium chloride selling at spot for more than USD 3,500 per tonne, muriate of potash at USD 150 per tonne and borates at more than USD 1,000 per tonne. I will be able to inform shareholders and the market of the annual resource estimates in commercial terms and the consequent net asset backing of our shares once they come to hand from our experts report due before Christmas this year.

FUNDING THE DEVELOPMENT OF THE RINCON SALAR AND OTHER PROJECTS – CONVERTING NOTE ISSUE

The board of Admiralty Resources has conducted preliminary marketing to test the appetite for non-Australian investors to purchase our converting notes. There appears to be substantial interest in these notes from both Asian and New Zealand investors. It is intended that the notes will raise between A$10 million and A$50 million.

The board has developed a detailed expenditure and earnings model which defines the expected revenue when the capital raised from the sale of the converting notes is applied. The model conservatively demonstrates that earnings per share may potentially be 1c per share for the year ended 30 June 2005, 6c per share for the year ended 30 June 2006 and 20c per share thereafter. After evaluation, the Board is confident that the Company is best able to commercialise this impressive brine resource using the proceeds of the converting note issue. The accepting of a joint venture partner, an equity partner or a project finance partner are considered to be inferior alternatives in terms of maximizing the value of the company to existing shareholders.

IRON ORE PROJECT – CHILE

We have investigated a number of iron ore prospects in Chile on the basis that we have strong demand from iron ore buyers. The alluvial prospects in Chile are attractive as a near term cashflow proposition. Negotiations on the logistics required to enable delivery of the iron ore are progressing favourably. Iron ore currently sells for about $50-$60 per tonne CIF China depending on the specification. At contribution margins of A$8 - $12 per tonne, export of 1 million tonnes per annum would yield a cashflow of $10 million per annum. We are actively seeking reserves typically between 3 and 30 million tonnes.

PYKES HILL - WA

Negotiations were successful with Cougar Metals NL to acquire an option over the Company's Pyke's Hill Nickel deposit. Couger have an eighteen month period to decide whether to mine the prospect. Admiralty can receive up to $100,000 if this option is exercised and a substantial on-going royalty from mining revenues.

BULMAN - NT

Negotiations are progressing with the Traditional Land Owners at Bulman, to procure further exploration ground. An ongoing work program on Admiralty's granted mining leases encourages the board to continue the formal process of acquiring this extra ground so as to determine the extent of the Oxide Zinc and Lead resource. It is expected that further reconnaissance work in the area will continue whilst negotiations take place.

MISTAKE CREEK - NT

Geological interpretation work continues on the Mistake Creek tenements that Admiralty holds an option over. Field work is scheduled to be carried out in the final quarter of this year to assess the potential of the tenement for gold, diamonds and barite.

NILNAV ORTHOPAEDICS INVESTMENT

During the year NILNAV assisted NeuMedix Pty Ltd in its global rollout of the NeuMedix branded One Cut system. Demonstrations of the system were done in hospitals in Australia, Poland and Singapore. Advanced negotiations have taken place with a number of large organisations on a global basis and regionally in Malaysia, Thailand, Singapore, and Poland. A European launch is expected late in 2004. Many surgeons have been trained in the procedure and it is gathering momentum. NILNAV has enhanced the lollipop device with two version upgrades as a result of work done using the system in the USA.

POTENTIAL SHARE BUY- BACK

The board believes that a portion of the proceeds from the converting note issue should be used to finance a share buy back to the extent of $2-5 million. This resolution will be put to share holders at the upcoming AGM.

CORPORATE STRATEGY AND GOVERNANCE

In an effort to diversify the company's earnings potential, low cost, potentially high return, assets that can add significant near term cash flow will also be considered after appropriate due diligence has been conducted. You will see in our section on governance in the annual report that we have taken a number of initiatives to improve our corporate governance.

Our company secretarial function has been upgraded with the appointment of Stephen Prior and moved to Melbourne. Our most recent director to join the Board, Anthony Dickson joined us in August 2004. Anthony brings to the board vast commercial and legal expertise and has already made a substantial contribution to the analysis of the financing options for our most important project, the Rincon Salar. We warmly welcome him to the Board. The combination of geological and post graduate marketing qualifications and experience, and Shane Mulcahy having chemical processing qualifications and expertise rounds out I believe, an exceptionally well credentialed team who can and will deliver on their objectives.

I would like to thank our shareholders for their continuing support.

Phillip Thomas
Chairman
10 October 2004

DIRECTORS' REPORT

The directors of Admiralty Resources NL (formerly Equity-1 Resources NL) submit herewith the annual financial report for the financial year ended 30 June 2004. In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:

DIRECTORS

The names and particulars of the directors of the company during or since the end of the financial year are:

Phillip Thomas BSc MBM AIG SIA aff
Chairman of Directors

Phillip Thomas became a director of Admiralty Resources NL on 22 April 2003. Phillip commenced his career working for the Control Data mining centre as a consultant specialising in drill hole analysis and computer based exploration and mine applications. Subsequently he worked in the investment banking and asset management industries. Phillip was the managing partner of Panopus Partners, a marketing strategy firm, until recently when he stepped down to take up his new role with Admiralty Resources. He is a director and Chief Financial Officer of NILNAV Orthopaedics Pty Ltd, in which Admiralty Resources holds a 10% interest. Since 18 August 2004, Phillip has been appointed Chief Executive Officer and Executive Chairman of the Board.

Phillip is an Associate member of the Australian Institute of Geoscientists. He holds a Bachelor of Science degree majoring in geology from the Australian National University, and a Master of Business (Marketing) degree from Monash University.

Anthony Dickson B Com, LLB, LLM, CA, FTIA
Director

Anthony was appointed to the Board on the 18 August 2004. He has substantial finance and legal expertise. Anthony successfully designed and implemented substantial project finance and structured finance transactions involving Australian, United Kingdom, United States and New Zealand organisations. Most recently, he was engaged by Ernst & Young Australia for four years as Principal where he designed and successfully executed numerous large transactions for his clients. Anthony has been employed by two international banks designing and implementing structured finance transactions and as senior tax counsel. He has focused in recent years on significant capital raisings involving Australia, the United Kingdom, the United States and New Zealand and structured financing transactions to commercialise international intellectual property.

Anthony has completed postgraduate legal studies at the University of Sydney gaining a Master of Laws degree and was engaged as a tutor of Australian tax studies at the Institute of Chartered Accountants in Australia. Anthony is a Chartered Accountant and is a barrister of the Supreme Court of New South Wales (non practising).

Shane Mulcahy Dip App Chem
Director

Shane Mulcahy became a director of Admiralty Resources NL on 11th of September 2002. Shane is qualified Industrial Chemist with experience in the mineral processing sector. Shane has experience in the Financial Services Industry and provides the board with valuable input in identifying prospects, and promoting and fund raising for the company. Shane is also the Chief Executive Officer of NILNAV Orthopaedics Pty Ltd, in which Admiralty Resources holds a 10% interest.

Frank Edge

Frank was a Director and Consultant to Admiralty Resources from April 2000. He held the position of Chief Executive Officer and Executive Chairman until 18 August 2004 when he tendered his resignation and left the Company.

The above named directors held office during and since the end of the financial year except for:

Frank Edge	Resigned on 18 August 2004
Anthony Dickson	Appointed on 18 August 2004

Principal Activities

The continuing activity of the company and the consolidated entity is the exploration and development of economic mineral deposits. During the financial year, the consolidated entity entered into an option agreement with Cougar Metals NL on its Pyke Hill prospect.

Review of Operations

The operations of the consolidated entity for the year returned an overall loss after income tax of $963,504. This compares with an overall loss after income tax of $2,369,132 during the 2003 year.

Dividends

No dividends were paid during the year, nor are any recommended at 30 June 2004.

Changes in State of Affairs

During the financial year there was no significant change in the state of affairs of the consolidated entity other than that referred to in the financial statements or notes thereto.

Future Developments

Disclosure of information regarding likely developments in the operations of the consolidated entity in future financial years and the expected results of those operations is likely to result in unreasonable prejudice to the consolidated entity. Accordingly, this information has not been disclosed in this report.

After Balance Date Events

On 18 August 2004 the Board accepted the resignation of Frank Edge. On 10 September 2004 the Board accepted the resignation of the company secretary Joanna Byrne.

On 19 August 2004, the directors of the company entered into a loan facility with Perolin Investments Pty Ltd for $1.5 Million. The original facility of $2.0m was drawn down to $750,000 and subsequently repaid in April 2004. The facility is available when required and this has been confirmed in writing. This facility will be used by the company for working capital and may be applied to further the Rincon Salar Project in Argentina.

Admiralty Resources NL has made an offer to interested parties, and subject to shareholder agreement at the forthcoming AGM, to subscribe for two year convertible notes with a coupon of 6.5% p.a. via a third party Intrepid Finance International Ltd. This offer is only being made in China and New Zealand due to the structure of the notes. On maturity of the notes, note holders must convert their notes to shares or redeem their notes by converting to shares and then selling them. There is a put option available if the share price is below the subscription or lowest price. The maximum amount being sought is A$50 million. Intrepid Finance International advise that they have received strong expressions of interest todate.

Options

There are 172,515,425 unissued ordinary shares for which options are outstanding as at the date of this report. These options are held by MTM Holdings. 8,500,000 options held by retired directors during the financial year expired on 31 July 2004 in accordance with the terms of issue. No unlisted options were exercised.

No unlisted options were granted to directors during the year.

No options were issued during or since the end of the financial year.

Meetings of Directors

During the financial year 11 directors meetings were held. Attendances at the meetings were as follows:

DIRECTOR	Number Eligible to attend	Number Attended
F Edge	11	11
P Thomas	11	11
S Mulcahy	11	11
A Dickson	-	-

There are no formally constituted committees of the board of directors as at the date of this report.

Directors' Share and Option Holdings

The directors disclose their interest in shares and options, as at the date of this report:

Shares and options held beneficially or where there is a relevant interest:

DIRECTOR	No. of Shares	No. of Options
FB Edge	2,000,000	Nil
S Mulcahy	400,000	Nil
P Thomas	1,745,396	Nil
A Dickson	Nil	Nil

DIRECTORS' REMUNERATION

Method of Determining Fees

The matters of remuneration for directors are dealt with by the Board of directors and are determined according to merit and normal industry levels. Remuneration levels are not directly linked to the performance of the company and the consolidated entity.

Remuneration Received

Details of the nature and amount of each major element of the remuneration of each director of the company and consolidated entity are:

DIRECTOR	Emoluments Received $	Nature of Remuneration	Value of Options granted $	Total $
F Edge	185,455	Consultancy Fees	Nil*	185,455
	Nil	Director Fees	Nil*	Nil
S Mulcahy	Nil	Director Fees	Nil	Nil
P Thomas	Nil	Director Fees	Nil	Nil
	30,000	Consultancy Fees	Nil	30,000
A Dickson	Nil	Consultancy Fees	Nil	Nil
	Nil	Director Fees	Nil	Nil

*Relates to directors options issued which are exercisable at 2.5 cents per share.

Remuneration of Executive Officers

The names and particulars of the executive officers are dealt with by the Board of Directors and are determined according to merit and normal industry levels. Remuneration levels are not directly linked to the performance of the company and consolidated entity.

Environment

The consolidated entity aims to ensure that the highest standard of environmental care is achieved. The Board maintains the responsibility to ensure that the consolidated entity's environment policies are adhered to and to ensure that the consolidated entity is aware of and is in compliance with all relevant environmental legislation. There have been no environmental breaches during the 2004 financial year.

Remuneration Received

Details of the nature and amount of each major element of the remuneration of each executive officer of the company and consolidated entity are:

NAME	Emoluments Received $	Nature of Remuneration	Value of Options granted $	Total $
Company				
F Edge	185,455	Consultancy Fees	Nil	185,455
	Nil	Director Fees	Nil	Nil
S Mulcahy	Nil	Director Fees	Nil	Nil
P Thomas	Nil	Director Fees	Nil	Nil
	Nil	Consultancy Fees	Nil	Nil
A Dickson	Nil	Consultancy Fees	Nil	Nil
	Nil	Director Fees	Nil	Nil
Consolidated Entity				
F Edge	185,455	Consultancy Fees	Nil	185,455
	Nil	Director Fees	Nil	Nil
S Mulcahy	Nil	Director Fees	Nil	Nil
P Thomas	Nil	Director Fees	Nil	Nil
	Nil	Consultancy Fees	Nil	Nil
A Dickson	Nil	Consultancy Fees	Nil	Nitl
	Nil	Director Fees	Nil	Nil

Indemnification of Officers and Auditors

During or since the financial year, the company has not indemnified or made a relevant agreement to indemnify an officer or auditor of the company or of any related body corporate against a liability incurred as such an officer or auditor. In addition, the company has not paid, or agreed to pay, a premium in respect of a contract insuring against a liability incurred by an officer or auditor.

Signed in accordance with a resolution of the Board of Directors made pursuant to s.298(2) of the Corporations Act 2001.

On behalf of the Directors

P Thomas
Chairman
Dated at Melbourne, this 30th day of September 2004.

In March 2003 the ASX Corporate Governance Council released its 'Principles of Good Corporate Governance and Best Practice Recommendations'. Their principles of corporate governance have been developed, supported by best practice and implementation recommendations. The Council has recognised that these principles and recommendations do not contain a "one size fits all" solution and that it will be necessary for companies to adopt a "fit for purpose" solution in the adoption of these practices.

The ASX Listing Rules require listed entities to disclose the extent to which they have followed the best practice recommendations set by the ASX Corporate Governance Council during the reporting period. This corporate governance statement summarises the corporate governance practices that have been formally reviewed and adopted by the Board with a view to ensuring continued investor confidence in the operations of the Company and is endorsing the corporate governance principles relevant to a Company of Admiralty's nature and size. A table has been included at the end of this statement detailing the Company's compliance with the best practice recommendations.

BOARD OF DIRECTORS

Role of the Board

In general, the Board is responsible for, and has the authority to determine, all matters relating to the policies, practices, management and operations of the Company. It is required to do all things that may be necessary to be done in order to carry out the objectives of the Company.

Without intending to limit this general role of the Board, the principal functions and responsibilities of the Board include the following:

- To set the strategic direction of the Company and monitor progress of those strategies;
- Establish policies appropriate for the Company;
- Monitor the performance of the Company, the Board and management;
- Approve the business plan, work programmes and budgets;
- Authorise and monitor investment and strategic commitments;
- Review and ratify systems for health, safety and environmental management; risk and internal control; codes of conduct and regulatory compliance;
- Report to shareholders, including but not limited to, the Financial Statements of the Company; and
- Take responsibility for corporate governance.

COMPOSITION OF THE BOARD

To add value to the Company, the Board has been formed so that it has effective composition, size and commitment to adequately discharge its responsibilities and duties given its current size and scale of operations.

The names of the Directors of the Company in office at the date of this statement are set out in the Directors' Report. Information regarding Directors' experience and responsibilities is also included in the Director's Report section of the Annual Report.

The number of Directors is specified in the Constitution of the Company as a minimum of three, up to a maximum of seven. The Company presently has three Directors.

Chairman of the Board

The Chairman of the Board will, for the time being, also be the Chief Executive Officer. However, over time, this will change to be a Non-Executive Director and the Chairman will be elected by the Directors.

Independent Directors

The Board considers that a Director is independent if the Director complies with the following criteria:

- Apart from Director's fees and shareholding, independent Directors should not have any business dealings which could materially affect their independent judgment;
- Must not be a significant customer or supplier for the Company;
- Must not be appointed through a special relationship with a board member;
- Must not owe allegiance to a particular group of shareholders which gives rise to a potential conflict of interest;
- Must not hold conflicting cross Directorships; and
- Must not be a substantial shareholder or a nominee of a substantial shareholder (as defined under section 9 of the Corporations Act).

The Board considers that of a total of three Directors, two are considered to be independent (Mr Anthony Dickson and Mr Shane Mulcahy).

Mr Phillip Thomas is Chief Executive Officer and an Executive Director of the Company and is therefore not considered to be independent.

Retirement and Rotation of Directors

Retirement and rotation of Directors is governed by the Corporations Act 2001 and the Constitution of the Company. Each year, one third of the Directors must retire and offer themselves for re-election. Any casual vacancy filled will be subject to a shareholder vote at the next Annual General meeting of the Company.

Independent Professional Advice

Each Director has the right to seek independent professional advice at the Company's expense.

Share Ownership

Directors are neither encouraged to, nor discouraged from owning Company shares.

Board Meetings

The following points identify the frequency of Board Meetings and the extent of reporting from management at the meetings:

- The Company held 11 Board Meetings in the last financial year;
- A minimum of ten meetings are to be held per year;
- Meetings are held as required, mostly by telephone link; and
- Information provided to the Board includes all material information on:operations, budgets, cash flows, funding requirements, shareholder movements, activity in the Company's securities, assets and liabilities, disposals, financial accounts, external audits, risk assessment, new venture proposals, and other relevant reports.

The number of meetings attended by each of the Directors of the Company during the financial year is set out in the Directors' Report.

Board Performance Review

The Board does not conduct a formal evaluation of its performance. A review is done informally on an ongoing basis.

Other Areas for Board Review

Reporting to shareholders and the market occurs to ensure trade in the Company's securities takes place in an efficient, competitive and informed market.

Board Committees

Audit Committee

The company does not have an audit committee. The Board is of the opinion that due to the nature and size of the Company, the functions performed by an audit committee can be adequately handled by the full Board.

A Director and the Company Secretary declare in writing to the Board that the Company's financial statements for the year ended 30 June 2004 present a true and fair view, in all material aspects, of the Company's financial condition and operational results and are in accordance with relevant accounting standards. This representation is made by a Director and Company Secretary prior to the Director's approval of the release of the annual and six monthly accounts. This representation is made after enquiry of and representation by members of the Board (4.1).

Nomination Committee

The Board of Directors of the Company does not have a nomination committee. The Board is of the opinion that due to the nature and size of the company, the functions performed by a nomination committee can be adequately handled by the full Board.

Remuneration Committee

The Company does not have a remuneration committee. The Board is of the opinion that due to the nature and size of the Company, the functions performed by a remuneration committee can be adequately handled by the full Board.

For details of remuneration paid to Directors and officers for the financial year please refer to the Directors' Report and Note 6 to the Financial Statement.

Risk Management

The risks involved in an exploration and mining Company and the specific uncertainties for the Company, continue to be regularly monitored and the full Board of the Company reviews such risks. All proposals reviewed by the Board include a conscious consideration of the issues and risks of the proposal.

The potential exposures associated with running the Company is managed by the Chief Executive Officer, the Company Secretary and consultants who have significant broad-ranging industry experience, who work together as a team and regularly share information on current activities.

Additionally, it is the responsibility of the Board to assess the adequacy of the Company's internal control systems and that its financial affairs comply with applicable laws and regulations and professional practices. A Director and the Company Secretary declare in writing to the Board that the financial reporting risk management and associated compliance controls have been assessed and found to be operating efficiently and effectively. This representation is made by a Director and Company Secretary prior to the Director's approval of the release of the annual and six monthly accounts. This representation is made after enquiry of, and representation by, appropriate levels of management.

PROMOTION OF ETHICAL AND RESPONSIBLE DECISION-MAKING

Code of Conduct

The goal of establishing the Company as a significant Australian-based technology Company is underpinned by its core values of honesty, integrity, common sense and respect for people. The Company desires to remain a good corporate citizen and appropriately balance, protect and preserve all stakeholders' interests.

The Board has not yet adopted a Code of Conduct for Directors and employees of the Company.

Trading in Company Securities by Directors, officers and employees

Trading of shares is covered by, amongst other things, the Corporations Act and the ASX Listing Rules.

For details of shares held by Directors and officers please refer to the Directors' Report.

SHAREHOLDER COMMUNICATON

The Board aims to ensure that shareholders and investors have equal access to the Company's information.

The Company has policies and procedures that are designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a Board level for that compliance. This disclosure policy includes processes for the identification of matters that may have a material effect on the price of the Company's securities and notifying them to the ASX.

The Company also has a strategy to promote effective communication with shareholders and encourage effective participation at general meetings through a policy of open disclosure to shareholders, regulatory authorities and the broader community of all material information with respect to the Company's affairs.

The following information is communicated to shareholders:

- The Annual Report and notices of meetings of shareholders;
- Half-yearly reports reviewing the operations, activities and financial position of the Company;
- All other information on the Company's website is updated on an ongoing basis.

The table below identifies the ASX Best Practice Recommendations and whether or not the company has complied with the recommendations during the reporting period.

		Complied	Note
1.1	Formalise and disclose the functions reserved to the Board and those delegated to management.	•	
2.1	A majority of the Board should be independent Directors.		1
2.2	The Chairperson should be an independent Director.		2
2.3	The roles of Chairperson and Chief Executive Officer should not be exercised by the same individual.		3
2.4	The Board should establish a Nomination Committee.		4
2.5	Provide the information indicated in Guide to Reporting on Principle 2.		4
3.1	Establish a code of conduct to guide the Directors, the Chief Executive Officer (or equivalent), the Chief financial Officer (or equivalent) and any other key Executives as to: 1.1.1 the practices necessary to maintain confidence in the Company's integrity. 3.2.1 the responsibility of and accountability of individuals for reporting and investigating of unethical practices.		5
3.2	Disclose the policy concerning trading in Company securities by Directors, officers and employees.	•	
3.3	Provide information indicated in Guide to reporting on Principle 3.	•	
4.1	Require the Chief Executive Officer (or equivalent) and the Chief Financial Officer (or equivalent) to state in writing to the Board that the Company's financial reports present a true and fair view, in all material respects, of the Company's financial condition and operational results and are in accordance with relevant accounting standards.	•	
4.2	The Board should establish an Audit Committee.		6
4.3	Structure the Audit Committee so that it consists of: • Only Non-Executive Directors; • A majority of independent Directors; • An independent Chairperson, who is not Chairperson of the Board; and • At least three members		6
4.4	The Audit Committee should have a formal charter.		6
4.5	Provide the information indicated in Guide to reporting on Principle 4.		6
5.1	Establish written policies and procedures designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior management level for the compliance.	•	
5.2	Provide the information indicated in Guide to reporting on Principle 5.	•	
6.1	Design and disclose a communication strategy to promote effective communication with shareholders and encourage effective participation at general meetings.	•	
6.2	Request the external auditor to attend the Annual General Meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the Auditors' Report.	•	
7.1	The Board or appropriate Board Committee should establish policies on risk oversight and management.	•	
7.2	The Chief Executive Officer (or equivalent) and the Chief Financial Officer (or equivalent) should state to the Board in writing that: 7.1.1 the statement given in accordance with the best practice recommendation 4.1 (the integrity of financial statements) is founded on a system of risk management and internal compliance and control which implements the policies adopted by the Board. 7.1.2 the Company's risk management and internal compliance and control system is operating efficiently in all material respects.	•	

7.3	Provide the information indicated in Guide to reporting on Principle 7.	•	
8.1	Disclose the process for performance evaluation of the Board, its committees and individual Directors, and key Executives and corporate performance.		7
9.1	Provide disclosure in relation to the Company's remuneration policies to enable investors to understand: (i) The costs and benefits of these policies: and (ii) The link between remuneration paid to Directors and key Executives and corporate performance.	•	
9.2	The Board should establish a Remuneration Committee.		8
9.3	Clearly distinguish the structure of Non-Executive Directors' remuneration from that of Executives.	•	
9.4	Ensure that payment of equity-based Executive remuneration is made in accordance with thresholds set in plans approved by shareholders.		9
9.5	Provide the information indicated in Guide to reporting on Principle 9.		8, 9
10.1	Establish and disclose a code of conduct to guide compliance with legal and other obligations to legitimate stakeholders.	•	

Note 1: A minority of the Directors (one out of three) are not considered to be independent. However, the skills, experience and knowledge of these three Directors makes their contribution to the Company and the Board such that it is appropriate for them to be on the Board.

Note 2: The company presently has a Chairperson, Phillip Thomas, who is a director and consultant; however the board intends to appoint an independent chairman in the future when conditions allow it.

Note 3: Both roles are exercised by the same person, Mr Phillip Thomas, who is the Chief Executive Officer and Chairman of the Company. This allows the board to run smoothly and for Phillip to exercise his management on day to day matters.

Note 4: The Board of Directors of the Company does not have a Nomination Committee. The Board is of the opinion that due to the nature and size of the Company, the functions performed by a Nomination committee can be adequately handled by the full Board.

Note 5: The Board is yet to establish a code of conduct.

Note 6: The Company does not have an Audit Committee. The Board is of the opinion that due to the nature and size of the Company, the functions performed by an Audit Committee can be adequately handled by the full Board.

Note 7: It is the policy of the Board to evaluate its performance. An evaluation process will be implemented for the year ended 30 June 2005. The objective of this evaluation will be to provide best practice governance to the Company.

Note 8: The Company does not have a Remuneration Committee. The Board is of the opinion that due to the nature and size of the Company, the functions performed by a Remuneration Committee can be adequately handled by the full Board.

Note 9: The Company does not have any equity-based payments to Executives, however short, medium and long term incentives will be implemented for both Directors and executives to ensure they achieve the corporation's goals.

SCHEDULE OF MINING TENEMENTS

Tenement Reference	Locality	Registered Holder	State	Other Notes
16879	Rincon	100% Argentina Diamonds Ltd	Argentina	Rincon Project
16880	Rincon I	100% Argentina Diamonds Ltd	Argentina	Rincon Project
16881	Rincon II	100% Argentina Diamonds Ltd	Argentina	Rincon Project
16882	Rincon III	100% Argentina Diamonds Ltd	Argentina	Rincon Project
16883	Rincon IV	100% Argentina Diamonds Ltd	Argentina	Rincon Project
16884	Rincon V	100% Argentina Diamonds Ltd	Argentina	Rincon Project
16982	Rincon VI	100% Argentina Diamonds Ltd	Argentina	Rincon Project
16983	Rincon VII	100% Argentina Diamonds Ltd	Argentina	Rincon Project
16984	Rincon VIII	100% Argentina Diamonds Ltd	Argentina	Rincon Project
16985	Rincon IX	100% Argentina Diamonds Ltd	Argentina	Rincon Project
16986	Rincon X	100% Argentina Diamonds Ltd	Argentina	Rincon Project
16987	Rincon XI	100% Argentina Diamonds Ltd	Argentina	Rincon Project
16988	Rincon XII	100% Argentina Diamonds Ltd	Argentina	Rincon Project
16989	Rincon XIII	100% Argentina Diamonds Ltd	Argentina	Rincon Project
16990	Rincon XIV	100% Argentina Diamonds Ltd	Argentina	Rincon Project
16991	Rincon XV	100% Argentina Diamonds Ltd	Argentina	Rincon Project
17052	Adriana II	100% Argentina Diamonds Ltd	Argentina	Rincon Project
17053	Adriana III	100% Argentina Diamonds Ltd	Argentina	Rincon Project
17054	Adriana IV	100% Argentina Diamonds Ltd	Argentina	Rincon Project
17055	Adriana V	100% Argentina Diamonds Ltd	Argentina	Rincon Project
17056	Adriana VI	100% Argentina Diamonds Ltd	Argentina	Rincon Project
17057	Adriana VII	100% Argentina Diamonds Ltd	Argentina	Rincon Project
17058	Adriana VIII	100% Argentina Diamonds Ltd	Argentina	Rincon Project
17059	Adriana IX	100% Argentina Diamonds Ltd	Argentina	Rincon Project
17083	Belen	100% Argentina Diamonds Ltd	Argentina	Rincon Project
17084	Belen I	100% Argentina Diamonds Ltd	Argentina	Rincon Project
17112	Belen IV	100% Argentina Diamonds Ltd	Argentina	Rincon Project
17190	Paula V	100% Argentina Diamonds Ltd	Argentina	Rincon Project
17170	Paula XV	100% Argentina Diamonds Ltd	Argentina	Rincon Project
17004	Alvaro	100% Argentina Diamonds Ltd	Argentina	Rincon Project
5449	Estela	100% Argentina Diamonds Ltd	Argentina	Rincon Project
9084	Silvina	100% Argentina Diamonds Ltd	Argentina	Rincon Project
4730	Inti	100% Argentina Diamonds Ltd	Argentina	Rincon Project
M39/159	WA	100% Greater Australian Gold NL	Australia	Pykes Hill
MLN726	NT	100% Moonlight Mining NL	Australia	Bulman
MLN 727	NT	100% Moonlight Mining NL	Australia	Bulman
ELA23814	NT	100% Moonlight Mining NL	Australia	Bulman

STATEMENT OF FINANCIAL PERFORMANCE for the Financial Year ended 30 June 2004

		CONSOLIDATED		COMPANY	
		2004	2003	2004	2003
	Note	$	$	$	$
Revenues from ordinary activities	2	26,380	8,445	6,380	8,445
Other expenses from ordinary activities	3	(989,884)	(2,377,577)	(938,242)	(3,595,867)
Loss from ordinary activities before income tax expense		(963,504)	(2,369,132)	(931,862)	(3,587,422)
Income tax expense relating to ordinary activities	5	–	–	–	–
Loss from ordinary activities after related income tax expense		(963,504)	(2,369,132)	(931,862)	(3,587,422)
Total changes in equity other than those resulting from transactions with owners as owners		(963,504)	(2,369,132)	(931,862)	(3,587,422)
Basic and diluted earnings per share (cents per share)	9	(0.24)	(0.73)		

Notes to the financial statements are included on pages 22 to 43.

	Note	CONSOLIDATED 2004 $	CONSOLIDATED 2003 $	COMPANY 2004 $	COMPANY 2003 $
CURRENT ASSETS					
Cash assets		355,742	42,581	345,785	36,773
Receivables	10	53,924	62,023	43,924	52,023
Other financial assets	11	3,600	3,600	3,600	3,600
Other	14	3,348	2,483	3,348	2,483
TOTAL CURRENT ASSETS		**416,614**	**110,687**	**396,657**	**94,879**
NON-CURRENT ASSETS					
Receivables	10	–	–	3,348,787	3,328,830
Other financial assets	11	3,328,830	3,328,830	–	–
Property, plant and equipment	13	90,486	112,226	19,460	22,977
Other	14	1,115,940	1,113,551	6,112	6,112
TOTAL NON-CURRENT ASSETS		**4,535,256**	**4,554,607**	**3,374,359**	**3,357,919**
TOTAL ASSETS		**4,951,870**	**4,665,294**	**3,771,016**	**3,452,798**
CURRENT LIABILITIES					
Payables	15	51,004	248,225	51,004	248,225
Interest-bearing liabilities	16	–	145,982	–	145,982
Provisions	17	–	2,708	–	2,708
TOTAL CURRENT LIABILITIES		**51,004**	**396,915**	**51,004**	**396,915**
TOTAL LIABILITIES		**51,004**	**396,915**	**51,004**	**396,915**
NET ASSETS		**4,900,866**	**4,268,379**	**3,720,012**	**3,055,883**
EQUITY					
Contributed equity	18	20,420,522	18,824,531	20,420,522	18,824,531
Accumulated Losses	19	(15,519,656)	(14,556,152)	(16,700,510)	(15,768,648)
TOTAL EQUITY		**4,900,866**	**4,268,379**	**3,720,012**	**3,055,883**

Notes to the financial statements are included on pages 22 to 43.

STATEMENT OF CASH FLOWS for the Financial Year ended 30 June 2004

		CONSOLIDATED		COMPANY	
		2004	2003	2004	2003
	Note	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		20,000	–	–	–
Payments to suppliers and employees		(1,127,279)	(1,314,167)	(794,688)	(1,072,140)
Refund of GST Input Tax Credits		–	91,831	–	91,831
Interest received		6,380	8,445	6,380	8,445
Interest paid		(30,993)	–	(30,993)	–
Net cash used in operating activities	23(b)	(1,131,892)	(1,213,891)	(819,301)	(971,864)
CASH FLOWS FROM INVESTING ACTIVITIES					
Payment for property, plant and equipment		(2,566)	(10,320)	(1,140)	–
Payment for mining tenement exploration		(2,389)	(142,082)	–	(3,810)
Payment on behalf of subsidiaries		-	–	(320,555)	(372,228)
Net cash used in investing activities		(4,955)	(152,402)	(321,695)	(376,038)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issues of equity securities		1,595,990	235,600	1,595,990	235,600
Proceeds from borrowings		–	508,546	–	508,546
Repayment of borrowings		(145,982)	–	(145,982)	–
Net cash provided by financing activities		1,450,008	744,146	1,450,008	744,146
Net increase/(decrease) in cash held		313,161	(622,147)	309,012	(603,756)
Cash at the beginning of the financial year		42,581	664,728	36,773	640,529
Cash at the end of the financial year	23(a)	355,742	42,581	345,785	36,773

Notes to the financial statements are included on pages 22 to 43.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Financial Reporting Framework

The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, Accounting Standards and Urgent Issues Group Consensus Views, and complies with other requirements of the law.

The financial report covers the consolidated entity of Admiralty Resources NL and controlled entities, and Admiralty Resources NL as an individual parent entity. Admiralty Resources NL is a listed public company, incorporated and domiciled in Australia.

The financial report has been prepared on an accruals basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets. The accounting policies have been consistently applied, unless stated otherwise.

Significant Accounting Policies

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The following is a summary of the material accounting policies adopted by the consolidated entity in the preparation of the financial report.

(a) Going Concern

The directors have prepared the financial statements on a going concern basis, which contemplates continuity of normal business activities and the realisation of assets and extinguishment of liabilities in the ordinary course of business.

The ability of the Company and the Consolidated Entity to continue as going concerns is dependent upon the continuation and availability of funds under a secured loan facility of $1.5 million from Perolin Investments Pty Ltd entered into on 19 August 2004 and the future income stream from the investment in Nilnav Orthopaedics Pty Ltd ("Nilnav").

The terms of the facility from Perolin Investments Pty Ltd are as follows:

Facility:	$1,500,000
Security:	Assignment of Income / Dividend stream from Nilnav Orthopaedics Pty Limited
Term:	6 years
Repayment:	$500,000 per annum commencing 2 years 6 months from draw down of facility
Interest Rate:	NAB 90 BBR + 1%. Capitalised for 24 months then payable 6 months in arrears
Draw down:	Part draw downs will be made available 14 days from notification.

The $1.5 million loan facility is anticipated to be repaid from the future dividend stream from the investment in Nilnav Orthopaedics Pty Ltd.NeuMedix Inc (a subsidiary of Monet Technologies Inc) have signed an agreement with Nilnav Orthopaedics Pty Ltd for an exclusive licence to distribute, market and sub-licence the Hip Replacement Technology in certain territories in return for a licence fee of US$20 million per annum for a 15 year term commencing 2 years and 3 months after the signing of the original agreement, which occurred on 4 September 2003 .

The view of the directors is that the facility will continue to be made available to meet the ongoing cashflow requirements of the company and consolidated entity and that a dividend stream from the investment in Nilnav will be sufficient to fund the repayment of this facility.

Based upon the views outlined above, the directors believe that, whilst there exists significant uncertainty with respect to going concern, the going concern basis of preparation is appropriate.

Should the Company and Consolidated Entity be unable to continue as going concerns, they may be required to realise their assets and extinguish liabilities other than in the ordinary course of business, and at amounts that differ from those stated in the financial statements.

These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities and appropriate disclosures that may be necessary should the company and the consolidated entity be unable to continue as going concerns.

(b) Principles of Consolidation

A controlled entity is any entity controlled by Admiralty Resources NL. Control is as defined in Accounting Standard AASB 1024 'Consolidated Accounts'. Control exists where Admiralty Resources NL has the capacity to dominate the decision making in relation to the financial and operating policies of another entity so that the entity operates with Admiralty Resources NL to achieve the objectives of Admiralty Resources NL. Details of the controlled entities are contained in Note 12 to the financial statements. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

The consolidated financial statements include the information and results of each controlled entity from the date on which the company obtains control and until such time as the company ceases to control such entity.

In preparing the consolidated financial statements, all intercompany balances and transactions, and unrealised profits arising within the consolidated entity are eliminated in full.

(c) Mining Tenements

Mining tenements are shown at cost. Ultimate recoupment of these costs is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas. If an area of interest is abandoned or is considered to be of no further commercial interest, the mining tenement costs relating to the area are written off against income in the year of abandonment. The expected net cash flows have not been discounted to their present values in determining recoverable amounts.

(d) Exploration and Evaluation Expenditure

Expenditure represents direct costs incurred. Costs are accumulated in respect of areas of interest still in the exploration and/or evaluation phase where they have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves.

Ultimate recoupment of these costs is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas. If an area of interest is abandoned or is considered to be of no commercial interest the accumulated exploration costs relating to the area are written off against profit in the year in which the decision to abandon the area is made.

When production commences, the accumulated costs for the relevant area of interest are amortised over the life of the area according to the rate of depletion of economically recoverable reserves. Any costs of site restoration are provided for in the production stages and included in the costs of that stage.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest.

(e) Investments

Investments in controlled entities are recorded at directors' valuation based on the net tangible assets of each controlled entity. Other investments are recorded at cost.

Shares in listed companies held as current assets are valued at market value. The gains or losses, whether realised or unrealised, are included in the profit from ordinary activities before income tax.

Non-current investments are measured on the cost basis. The carrying amount of non-current investments is reviewed annually by directors to ensure it is not in excess of the recoverable amount of these investments. The recoverable amount is assessed from the quoted market value for listed investments.

(f) Income Tax

The consolidated entity adopts the liability method of tax-effect accounting whereby the income tax expense is based on the profit from ordinary activities adjusted for any permanent differences.

Timing differences, which arise due to the different accounting periods in which items of revenue and expense are included in the determination of accounting profit and taxable income are brought to account as deferred income tax or an asset described as future income tax benefit at the rate of income tax applicable to the period in which the benefit will be received or the liability will become payable.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits in relation to tax losses are not brought to account unless there is virtual certainty of realisation of the benefit.

The amounts of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income tax legislation and the anticipation that the consolidated entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

(g) Property, Plant and Equipment

Property, plant and equipment are carried at cost less, where applicable, any accumulated depreciation or amortisation.

Plant and Equipment

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the assets employment and subsequent disposal. The expected net cash flows have not been discounted to their present values in determining recoverable amounts.

Depreciation

The depreciable amount of all fixed assets are depreciated over their useful lives to the consolidated entity using the diminishing value or prime cost method, commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The useful lives used for each class of depreciable assets are:-

Class of Fixed Asset	Useful Life
Office Furniture	9 yrs
Leasehold Improvements	6 yrs
Plant & Equipment	4 – 8 yrs
Motor Vehicles	4 – 7 yrs

The gain or loss on disposal of all fixed assets is determined as the difference between the carrying amount of the asset at the time of disposal and the proceeds of disposal and is included in the profit from ordinary activities before income tax of the company in the year of disposal.

(h) Interest Bearing Liabilities

Bills of exchange are recorded at an amount equal to the net proceeds received, with the premium or discount amortised over the period until maturity. Interest expense is recognised on an effective yield basis.

Debentures, bank loans and other loans are recorded at an amount equal to the net proceeds received. Interest expense is recognised on an accrual basis.

Ancillary costs incurred in connection with the arrangement of borrowings are deferred and amortised over the period of the borrowing.

(i) Cash

For the purpose of the statement of cash flows, cash includes cash on hand and at call deposits with banks or financial institutions.

(j) Employee Entitlements

Provision is made for the employee entitlements arising from services rendered by employees to balance date. Employee entitlements expected to be settled within one year, together with entitlements arising from wages and salaries and annual leave, which will be settled after one year, have been measured at their nominal amount.

Contributions are made by the consolidated entity to employee superannuation funds and are expensed when incurred.

(k) Revenue Recognition

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.
Dividend revenue is recognised when the right to receive a dividend has been established.
Rent revenue is recognised when the right to receive rent has been established.
All revenue is stated net of the amount of goods and services tax (GST).

(l) Accounts Payable

Trade payables and other accounts payable are recognised when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services.

(m) Foreign Currency

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at that date.

Exchange differences are brought to account in the profit and loss in the period in which they arise except that:

i. exchange differences which relate to assets under construction for future productive use are included in the cost of those assets; and
ii. exchange differences on transactions entered into in order to hedge the purchase or sale of specific goods and services are deferred and included in the measurement of the purchase or sale.

(n) Leased assets

Leased assets classified as finance leases are recognised as assets. The amount initially brought to account is the present value of minimum lease payments.

A finance lease is one which effectively transfers from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property.

Finance leased assets are amortised on a straight line basis over the estimated useful life of the asset.

Finance lease payments are allocated between interest expense and reduction of lease liability over the term of the lease. The interest expense is determined by applying the interest rate implicit in the lease to the outstanding lease liability at the beginning of each lease payment period.

Operating lease payments are recognised as an expense on a basis which reflects the pattern in which economic benefits from the leased asset are consumed.

Surplus Leased Space

In the event that premises leased by the consolidated entity pursuant to a non-cancellable operating lease are identified as surplus to the needs of the consolidated entity, a liability and expense are recognised equal to the present value of the total expected outlay relating to the surplus space as specified under the lease agreement.

(o) Provisions

Provisions are recognised when the consolidated entity has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is probable that recovery will be received and the amount of the receivable can be measured reliably.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cashflows estimated to settle the present obligation, its carrying amount is the present value of those cashflows.

(p) Receivables

Trade receivables and other receivables are recorded at amounts due less any allowance for doubtful debts.

Finance lease receivables are initially recorded at amounts equal to the present value of the minimum lease payments receivable plus the present value of any unguaranteed residual value expected to accrue at the end of the lease term. Finance lease payments are allocated between interest revenue and reduction of the lease receivable over the terms of the lease in accordance with the actuarial method.

Bills of exchange are recorded at amortised cost, with revenue recognised on an effective yield basis.

(q) Recoverable Amount of Non-Current Assets

Non-current assets are written down to recoverable amount where the carrying value of any non-current asset exceeds recoverable amount. In determining the recoverable amount of non-current assets, the expected net cash flows have not been discounted to their present value.

(r) Financial Instruments Issued by the Company

Debt and Equity Instruments

Debt and equity instruments are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement.

Transaction Costs on the Issue of Equity Instruments

Transaction costs arising on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

Interest and Dividends

Interest and dividends are classified as expenses or as distributions of profit consistent with the classification in the statement of financial position of the related debt or equity instruments or component parts of compound instruments.

(s) Acquisition of Assets

Assets acquired are recorded at the cost of acquisition, being the purchase consideration determined as at the date of acquisition plus costs incidental to the acquisition.

In the event that settlement of all or part of the cash consideration given in the acquisition of an asset is deferred, the fair value of the purchase consideration is determined by discounting the amount payable in the future to their present value as at the date of acquisition.

(t) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

i. where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or
ii. for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the statement of cash flows on a group basis. The GST component of cash flows arising from investing and financing activities which is recoverable from or payable to, the taxation authority is classified.

(u) Tax consolidation

Legislation to allow groups, comprising a parent entity and its Australian resident, wholly-owned entities, to elect to consolidate and be treated as a single entity for income tax purposes was substantively enacted on 21 October 2002. This legislation, which includes both mandatory and elective elements, is applicable to the company.

At the date of this report the directors have not assessed the financial effect, if any, that implementation of the tax consolidation of the tax consolidation system may have on the company and consolidated entity, and accordingly, the directors have not made a decision whether or not to elect to be taxed as a single entity.

The financial effect of the implementation of the tax consolidation system on the company and consolidated entity has not been recognised in the financial statements.

(v) Adoption of Australian Equivalents to International Financial Reporting Standards

Australia is currently preparing for the introduction of International Financial Reporting Standards (IFRS) effective for financial years commencing 1 January 2005. This requires the production of accounting data for future comparative purposes at the beginning of the next financial year.

The consolidated entity's management, along with its auditors, are assessing the significance of these changes and preparing for their implementation. The board through management will oversee and manage the consolidated entity's transition to IFRS. Stakeholders will be kept informed as to the impact of these new standards as they are finalised.

The directors are of the opinion that the key differences in the consolidated entity's accounting policies which will arise from the adoption of IFRS are:

Asset Impairment and Recoverable Amount

Under AASB 136 Impairment of Assets (Australian equivalent to IFRS), the recoverable amount of an asset or cash generating unit is determined as the higher of net selling price and value in use. This will result in changes in the consolidated entity's current accounting policy, the determination of cash generating units and the calculation of recoverable amounts based on discounted cash flows. Under the new policy it is likely that any impairment of assets will be recognised at an earlier date and the amount of the write-down may be greater. The exposure draft for Extractive Industries proposed applying the impairment test using an expanded definition of cash generating units for exploration and evaluation assets. The IASB and AASB are currently deliberating on the application of the test to exploration and evaluation assets, specifically where there have been no external transactions to support the value of the asset. Reliable estimation of the future financial effects of this change in accounting policy is not possible as the conditions and requirements under which impairment will be assessed are yet to be determined.

Tax Effect Accounting

Under AASB 112 Income Taxes (Australian Equivalent to IFRS), the consolidated entity will be required to use a balance sheet liability method which focuses on the tax effects of transactions and other events that affect amounts recognised in either the Statement of Financial Position or atax-based balance sheet. Previously, the capital gains tax effects of revalued assets were not recognised. The recognition of tax losses will change from a virtual certainty criteria to a probability requirement. The financial impact of tax effecting revalued assets is not considered to be significant and the tax effects of transitioning to IFRS are yet to be quantified.

Capitalisation of Exploration and Evaluation Costs

On the transition to IFRS the requirements of AASB 1022 Accounting for Extrative Industries will no longer apply with no equivalent IFRS pronouncement covering exploration and evaluation expenditure. The International Accounting Standards Board ('IASB') has however released an Exposure Draft for consideration and future adoption under the improvements project. It is anticipated the new IFRS standard for Extractive Industries, the treatment of exploration and evaluation costs under the Consoldiated entity's existing policies may effectively be 'grandfathered'. Final impacts are not determinable prior to the release of the new IFRS standard by the IASB.

Financial Impact

At the date of this report the consolidated entity has not reliably quantified the impacts of transition to IFRS on the financial report at the transition date 1 July 2004.

Financial Assets and Financial Liabilities

Under current Australian GAAP, financial assets and financial liabilities are recognised at cost, at fair value, or at net market value. On adoption of A-IFRS, the consolidated entity will be required to classify these financial instruments into various specified categories. The classification of the instrument will affect the instrument's subsequent measurement – at amortised cost using the effective interest rate method, fair value with movements recognised through equity or fair value recognised through the profit and loss. The consolidated entity is evaluating the different options available, but has not made any determination at reporting date of the accounting to be adopted, and consequently, the impact of the change on the financial statements cannot yet be quantified.

	CONSOLIDATED		COMPANY	
	2004	2003	2004	2003
	$	$	$	$
2. OPERATING ACTIVITIES				
— other revenue	20,000	–	–	–
— interest received	6,380	8,445	6,380	8,445
Total Revenue	**26,380**	**8,445**	**6,380**	**8,445**
3. OPERATING ACTIVITIES				
Professional costs	425,199	818,916	299,378	668,786
Employee costs	53,679	80,350	52,002	76,226
Travel and entertainment	83,971	161,659	56,584	141,945
Occupancy costs	64,970	83,807	58,198	75,460
Borrowing costs	34,076	5,204	32,620	2,632
Overheads	327,989	243,493	138,862	162,130
	989,884	1,393,429	637,644	1,127,179
Diminution in listed shares	–	2,100	–	2,100
Diminution in inter-entity loans	–	–	300,598	2,466,588
Exploration costs written off	–	982,048	–	–
	–	984,148	300,598	2,468,688
	989,884	2,377,577	938,242	3,595,867
4.				
Interest paid - other corporations	30,993	982	30,993	982
Depreciation of non-current assets	24,305	30,743	4,657	6,521
Foreign currency translation losses	3,475	3,528	3,427	–
Rental expense on operating leases				
— minimum lease payments	62,347	81,236	57,158	74,580
Transfer to provision for employee entitlements	(2,708)	2,708	(2,708)	2,708

5. Income Tax Expense

The prima facie tax on profit from ordinary activities before tax is reconciled to the income tax as follows:

	CONSOLIDATED 2004 $	CONSOLIDATED 2003 $	COMPANY 2004 $	COMPANY 2003 $
Loss from ordinary activities	(963,504)	(2,369,132)	(931,862)	(3,587,422)
Prima facie tax payable on loss from ordinary activities before tax income tax at 30% (2003:30%)	(289,051)	(710,740)	(279,559)	(1,076,227)
Permanent Differences				
— non-deductible expenses	(12,514)	14,452	(11,305)	14,914
— write down of investments	–	630	–	630
— write down of loans to controlled entities	–	–	90,180	739,976
— tax losses and timing differences not brought to account as future income tax benefits	301,565	695,658	200,684	320,707
Income tax expense attributable to loss from ordinary activities	–	–	–	–
The future income tax benefits not brought to account as assets:				
Tax losses - revenue	4,701,257	5,029,242	2,897,832	2,697,147
Tax losses - capital	1,135,901	1,135,901	292,928	292,928
Exploration and development expenditure carried forward	–	2,930	–	–
Foreign losses - revenue*	600,490	527,197	–	–
	6,437,648	6,695,270	3,190,760	2,990,075

* Access to the foreign losses is extremely limited due to the taxation provisions relating to the recovery of those losses.

Realisation of the above benefits is dependent on:

(a) the ability of the parent entity and the consolidated entity to derive future assessable income of a nature and of a sufficient amount to enable the benefit to be realised;

(b) the ability of the parent and the consolidated entity to continue to comply with the conditions for deductibility imposed by law; and

(c) an expectation that legislation will not change in a manner which could adversely affect the parent entity's and the consolidated entity's ability to realise the benefits.

6. DIRECTORS' AND EXECUTIVES' REMUNERATION AND EQUITY HOLDINGS

(a) The specified directors of Admiralty Resources NL during the year were:

Frank Edge (resigned 18/08/04)
Phillip Thomas
Shane Mulcahy
Anthony Dickson (appointed 18/08/04)

(b) Parent Entity Director's Remuneration – 2004

	PRIMARY			
	Salary & Fees	Superannuation Contribution	Cash Bonus	Total
	$	$	$	$
Frank Edge (resigned 18/08/04)	185,455	–	–	185,455
Phillip Thomas	–	–	–	–
Shane Mulcahy	–	–	–	–
	185,455	–	–	185,455

(c) Options and Rights Holdings

Number of Options held by Specified Directors and Executives.

	Balance 1.7.03	Granted as Remuneration	Options Exercised	Net Change Other	Balance 30.6.04	Total Vested 30.6.04	Total Exercisable 30.6.04	Total Unexercisable 30.6.04
Directors								
Frank Edge	2,500,000	–	–	–	2,500,000	625,000	625,000	1,875,000
Shane Mulcahy	–	–	–	–	–	–	–	–
Phillip Thomas	–	–	–	–	–	–	–	–
Specified Executives								
Nil	–	–	–	–	–	–	–	–
TOTAL	2,500,000	–	–	–	2,500,000	625,000	625,000	1,875,000

All options held by Frank Edge were granted on 27 November 2001 with an exercise price of 2.5 cents. The options expired on 31 July 2004 in accordance with the terms of issue. No options were exercised during or since the end of the financial year.

In addition a further 6,000,000 options granted to Directors on 27 November 2001 with an exercise price of 2.5 cents expired on 31 July 2004.

(d) Shareholdings

Number of Shares held by Parent Entity Directors and Specified Executives

	Balance 1.7.03	Received as Remuneration	Options Exercised	Net Change Other*	Balance 30.6.04
Parent Entity Directors					
Frank Edge	3,501,918	–	–	(1,501,918)	2,000,000
Shane Mulcahy	400,000	–	–	–	400,000
Phillip Thomas	–	–	–	407,000	407,000
TOTAL	3,901,918	–	–	(1,094,918)	2,807,000

* Net change other refers to shares purchased or sold during the financial year.

7. REMUNERATION OF AUDITORS

	CONSOLIDATED		COMPANY	
	2004 $	2003 $	2004 $	2003 $
Remuneration of the auditor of the parent entity for:				
— auditing or reviewing the financial report	35,000	39,000	35,000	35,000
— other services	–	4,635	–	4,635
	35,000	43,635	35,000	39,635

8. DIVIDENDS

At 30 June 2004, the balance of the franking account of the consolidated entity and the parent entity was nil (2003: nil).

9. EARNINGS PER SHARE

	CONSOLIDATED 2004 $	CONSOLIDATED 2003 $
a. Reconciliation of Earnings to Net Profit or Loss		
Net profit	(963,504)	(2,369,132)
Earnings used in the calculation of basic EPS	(963,504)	(2,369,132)
Earnings used in the calculation of dilutive EPS	(963,504)	(2,369,132)
b. Weighted average number of ordinary shares outstanding during the year used in calculation of basic EPS	406,430,062	326,493,141
Weighted average number of ordinary shares outstanding during the year used in calculation of dilutive EPS	406,430,062	326,493,141
c. Classification of securities		
The following potential ordinary shares are not dilutive and are therefore excluded from the weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per		
— options outstanding	181,015,425	181,015,141

10. RECEIVABLES

	CONSOLIDATED 2004 $	CONSOLIDATED 2003 $	COMPANY 2004 $	COMPANY 2003 $
CURRENT				
Security deposits	10,950	10,950	950	950
Sundry receivables	25,808	19,658	25,808	19,658
Goods and services tax (GST) receivable	17,166	31,415	17,166	31,415
	53,924	**63,023**	**43,924**	**52,023**
NON-CURRENT				
Loans to controlled entities			11,439,312	11,118,757
Less: allowance for doubtful debts			(8,090,525)	(7,789,927)
			3,348,787	**3,328,830**

11. OTHER FINANCIAL ASSETS

		CONSOLIDATED		COMPANY	
		2004	2003	2004	2003
		$	$	$	$
CURRENT					
Shares in listed corporations, at market value	(a)	3,600	3,600	3,600	3,600
NON-CURRENT					
Shares - at cost	(b)	3,328,830	3,328,830	–	–
Shares in controlled entities - at cost	(c)	–	–	238,000	238,000
Less: Provision for diminution		–	–	(238,000)	(238,000)
		3,328,830	3,328,830	–	–

(a) The consolidated entity owns 300,000 ordinary shares in SmartTrans Holdings Ltd, a mining exploration and technology company, and this investment represents approximately 0.16% of the issued capital of that company. The carrying amount of the investment is $3,600 at 30 June 2004.

(b) The consolidated entity holds 10% (2003: 10%) of the ordinary share capital of Nilnav Orthopaedics Pty Ltd, a company involved in minimally invasive hip replacement procedures and toolset design, modification and manufacture.

(c) The investment in the controlled entities was fully provided for by the directors in the 30 June 2002 year having regard to the net assets of those entities.

The net fair value of shares in listed entities is disclosed in Note 26 to the financial statements.

12. CONTROLLED ENTITIES

Name of Entity	Country of Incorporation	Principal Activity	PERCENTAGE OWNED 2004	PERCENTAGE OWNED 2003
Argentina Diamonds Ltd	Australia	Mineral Exploration	100%	100%
Greater Australian Gold NL	Australia	Gold Exploration	100%	100%
Moonlight Mining NL	Australia	Gold Exploration	100%	100%
Solgold Pty Ltd*	Australia	Mineral Exploration	100%	100%
Three Star Mining NL	Australia	Mineral Exploration	100%	100%

Admiralty Resources NL is the ultimate parent entity of the group. The country of incorporation is Australia.

* This controlled entity is classified as a small proprietary company and, in accordance with the Corporations Act 2001, is relieved from the requirement to prepare, audit and lodge a financial report.

13. PROPERTY PLANT AND EQUIPMENT

	CONSOLIDATED		COMPANY	
	2004	2003	2004	2003
	$	$	$	$
PLANT AND EQUIPMENT				
Plant and equipment				
At cost	46,039	44,361	31,234	30,094
Accumulated depreciation	(27,087)	(21,450)	(20,651)	(17,321)
	18,952	**22,911**	**10,583**	**12,773**
Motor Vehicles				
At cost	142,799	142,799	–	–
Accumulated depreciation	(85,121)	(68,461)	–	–
	57,678	**74,338**	–	–
Office Furniture				
At cost	19,854	18,967	13,173	13,173
Accumulated depreciation	(5,998)	(3,990)	(4,296)	(2,969)
	13,856	**14,977**	**8,877**	**10,204**
Total Plant and Equipment	90,486	112,226	19,460	22,977
Total Property, Plant and Equipment	**90,486**	**112,226**	**19,460**	**22,977**

a. **Movements in Carrying Amounts**

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial year.

	PLANT AND EQUIPMENT	MOTOR VEHICLES	OFFICE FURNITURE	TOTAL
	$	$	$	$
Consolidated:				
Balance at the beginning of year	22,911	74,338	14,977	112,226
Additions	1,678	–	887	2,565
Disposals	-	-	-	-
Depreciation expense	(5,637)	(16,660)	(2,008)	(24,305)
Carrying amount at the end of year	**18,952**	**57,678**	**13,856**	**90,486**
Company:				
Balance at the beginning of year	12,773	–	10,204	22,977
Additions	1,140	–	–	1,140
Disposals	–	–	–	–
Depreciation expense	(3,330)	–	(1,327)	(4,657)
Carrying amount at the end of year	**10,583**	–	**8,877**	**19,460**

14. OTHER ASSETS

		CONSOLIDATED		COMPANY	
		2004	2003	2004	2003
		$	$	$	$
CURRENT					
Prepayments		3,348	2,483	3,348	2,483
NON-CURRENT					
Development and exploration interest - at cost*		1,115,940	1,113,551	6,112	6,112
Less: Provision for diminution		1,115,940	1,113,551	6,112	6,112

* In accordance with Accounting Standard AASB 1041 "Revaluation of Non-Current Assets", the directors have deemed that development and exploration costs are to be recorded at cost for financial reporting purposes. This is consistent with the prior financial year.

15. PAYABLES

CURRENT					
Trade payables and accruals		51,004	248,225	51,004	248,225
		51,004	**248,225**	**51,004**	**248,225**

16. INTEREST BEARING LIABILITIES

CURRENT					
Unsecured: Other Loans		–	145,982	–	145,982
		–	**145,982**	**–**	**145,982**

17. PROVISIONS

CURRENT					
Employee benefits	(a)	–	2,708	–	2,708
		–	2,708	–	2,708
		No.	No.	No.	No.
(a) Number of employeesat year end		1	1	1	1

18. CONTRIBUTED EQUITY

		CONSOLIDATED		COMPANY	
		2004	2003	2004	2003
		$	$	$	$
450,342,630 (2003: 394,342,630) fully paid ordinary shares	(a)	20,420,522	18,824,531	20,420,522	18,824,531
		20,420,522	**18,824,531**	**20,420,522**	**18,824,531**

Fully paid ordinary shares carry one vote per share and the right to dividends.

(a) Ordinary shares				
At the beginning of the reporting period	18,824,531	14,916,474	14,916,474	14,916,474
Shares issued during the 2004 year				
— 56,000,000 on 13 April 2004	1,679,991	–	1,679,991	–
— 48,879,373 on 25 November 2002	–	1,710,778	–	1,710,778
— 10,975,000 on 13 March 2003	–	175,600	–	175,600
— 57,505,142 on 13 March 2003	–	2,021,679	–	2,021,679
Transaction costs relating to issue of shares	(84,000)	–	(84,000)	–
At reporting date	**20,420,522**	**18,824,531**	**20,420,522**	**18,824,531**
Options	No.	No.	No.	No.
At the beginning of the reporting period	181,015,425	175,860,000	181,015,425	175,860,000
Options issued during year				
— 13 March 2003		172,515,425		172,515,425
Options expired during year				
— 30 June 2003		(167,360,000)		(167,360,000)
At reporting date	**181,015,425**	**181,015,425**	**181,015,425**	**181,015,425**

In April 2004 the company issued 56,000,000 ordinary shares at 3 cents each to institutional shareholders, being a placement to raise additional working capital.

In March 2003 the company issued 57,505,142 ordinary shares at 3.5 cents each, being settlement of outstanding consideration for the purchase of the 10% interest in Nilnav Orthopaedics Pty Ltd.

In March 2003 the company issued 10,975,000 ordinary shares at 1.6 cents each, being a placement to raise additional working capital.

In November 2002 the company issued 48,879,373 ordinary shares at 3.5 cents each to Hartshill Investments (Australia) Pty Ltd, being part settlement of the 10% interest in Nilnav Orthopaedics Pty Ltd.

(b) Options

i. For information relating to share options issued to executive directors during the financial year, refer to Note 6.

19. ACCUMULATED LOSSES

	CONSOLIDATED		COMPANY	
	2004	2003	2004	2003
	$	$	$	$
Balance at the beginning of the financial year	(14,556,152)	(12,187,020)	(15,768,648)	(12,181,226)
Net loss attributable to the members of the parent entity	(963,504)	(2,369,132)	(931,862)	(3,587,422)
Balance at the end of the financial year	**(15,519,656)**	**(14,556,152)**	**(16,700,510)**	**(15,768,648)**

20. CAPITAL AND LEASING COMMITMENTS

a. Operating Lease Commitments

	CONSOLIDATED 2004 $	CONSOLIDATED 2003 $	COMPANY 2004 $	COMPANY 2003 $
Non-cancellable operating leases				
Office Premises				
— not later than 1 year	42,351	63,527	42,351	63,527
— later than 1 year but not later than 5 years		42,351	–	42,351
	42,351	**105,878**	**42,351**	**105,878**

The property lease is a non-cancellable lease with a three-year term, with rent payable monthly in advance. Contingent rental provisions within the lease agreement require the minimum lease payments shall be increased by CPI or a market rent review. An option exists to renew the lease at the end of the three-year term for an additional term of three years.

b. Capital Expenditure Commitments

The consolidated entity is committed to capital expenditure on its various mining tenements and leases as follows:

	CONSOLIDATED 2004 $	CONSOLIDATED 2003 $	COMPANY 2004 $	COMPANY 2003 $
Payable				
— *not later than 1 year*	320,000	320,000	320,000	320,000
— later than 1 year but not later than 5 years	–	320,000	320,000	320,000
	320,000	**640,000**	**320,000**	**640,000**

21. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

The directors are not aware of any contingent liabilities in existence at the date of this report.

22. SEGMENT REPORTING

Primary reporting – Geographical segments

The consolidated entity operates in two geographical locations, Australia and Argentina.

	AUSTRALIA		ARGENTINA		ELIMINATIONS		CONSOLIDATED ENTITY	
	2004	2003	2004	2003	2004	2003	2004	2003
	$	$	$	$	$	$	$	$
Revenue								
External revenue	20,000	–	–	–	–	–	20,000	–
Unallocated revenue	6,380	8,445	–	–	–	–	6,380	8,445
Total revenue from ordinary activities	26,380	8,445	–	–	–	–	26,380	8,445
Result								
Segment result	(1,023,800)	(4,577,003)	(240,302)	(258,717)	300,598	2,466,588	(963,504)	(2,369,132)
Unallocated expenses	–	–	–	–	–	–	–	–
Operating profit before income tax	(1,023,800)	(4,577,003)	(240,302)	(258,717)	300,598	2,466,588	(963,504)	(2,369,132)
Assets								
Segment assets	7,147,268	6,829,051	1,162,088	1,173,773	(3,357,486)	(3,337,531)	4,951,870	4,665,294
Liabilities								
Segment liabilities	7,773,171	8,027,144	3,717,145	3,488,528	(11,439,312)	(11,118,757)	51,004	396,915
Other								
Acquisitions of non-current segment assets	1,140	3,328,830	1,426	17,585	–	–	2,566	3,346,415
Depreciation and amortisation of segment assets	4,657	6,521	19,648	24,222	–	–	24,305	30,743

Secondary reporting – Business segments

The consolidated entity operates solely in one business segment, being mineral exploration.

Accounting Policies

Segment revenues and expenses are those directly attributable to the segments.

Segment assets and liabilities include all assets used in and all liabilities generated by the segments.

	CONSOLIDATED		COMPANY	
	2004	2003	2004	2003
	$	$	$	$

23. CASH FLOW INFORMATION

(a) Reconciliation of Cash

Cash at the end of the financial year as shown in the statement of cash flows is reconciled to items in the statement of financial position as follows:

	CONSOLIDATED 2004 $	CONSOLIDATED 2003 $	COMPANY 2004 $	COMPANY 2003 $
Cash	355,742	42,581	345,785	36,773
	355,742	42,581	345,785	36,773

(b) Reconciliation of Cash Flow from Operations with Profit from ordinary activities after Income Tax

	CONSOLIDATED 2004 $	CONSOLIDATED 2003 $	COMPANY 2004 $	COMPANY 2003 $
Loss from ordinary activities after income tax	(963,504)	(2,369,132)	(931,862)	(3,587,422)
Cash flows excluded from loss from ordinary activities attributable to operating activities				
Non-cash flows in loss from ordinary activities				
Depreciation	24,305	30,743	4,657	6,521
Write-off of capitalised expenditure	–	982,048	–	–
Unrealised gain on investments	–	2,100	–	2,100
Write-downs to recoverable amount	–	–	300,598	2,466,588
Changes in assets and liabilities				
(Increase)/decrease in trade and term debtors	8,099	(5,377)	8,098	216
(Increase)/decrease in prepayments	(864)	(695)	(864)	(5,352)
(Increase)/decrease in inventories	–	–	–	(2,189)
(Increase)/decrease in trade creditors and accruals	(197,220)	145,594	(197,220)	145,594
Increase/(decrease) in income taxes payable	–	750	–	750
Increase/(decrease) in deferred taxes payable	–	(695)	–	567
Increase/(decrease) in provisions	(2,708)	773	(2,708)	763
Cash flows from operations	(1,131,892)	(1,213,891)	(819,301)	(971,864)

(c) Credit Standby Arrangements with Banks

There are no standby or unused credit facilities available to the consolidated entity or parent entity at year end, other than those disclosed in Note 1(a) to the financial statements.

24. EVENTS SUBSEQUENT TO REPORTING DATE

On 18 August 2004 the Board accepted the resignation of Frank Edge. On 10 September 2004 the Board accepted the resignation of the company secretary Joanna Byrne.

On 19 August 2004, the directors of the company entered into a loan facility with Perolin Investments Pty Ltd for $1.5 Million. The original facility of $2.0m was drawn down to $750,000 and subsequently repaid in April 2004. The facility is available when required and this has been confirmed in writing. This facility will be used by the company for working capital and may be applied to further the Rincon Salar Project in Argentina.

Admiralty Resources NL has made an offer to interested parties, and subject to shareholder agreement at the next AGM, to subscribe for two year convertible notes with a coupon of 6.5% p.a. via a third party Intrepid Finance International Ltd. This offer is only being made in China and New Zealand due to the structure of the notes. On maturity of the notes, note holders must convert their notes to shares or redeem their notes by converting to shares and then selling them. There is a put option available if the share price is below the subscription or lowest price. The maximum amount being sought is A$50 million. Intrepid Finance International advise that they have received strong expressions of interest todate.

25. RELATED PARTY TRANSACTIONS

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

Transactions with related parties:

	CONSOLIDATED		COMPANY	
	2004	2003	2004	2003
	$	$	$	$
(i) Director-related Entities				
During the 2003 financial year, the consolidated entity purchased a 10% interest in Nilnav Orthopaedics Pty Ltd. Phillip Thomas and Shane Mulcahy are both directors of Nilnav Orthopaedics Pty Ltd.				
Management fees paid to Frank Edge	185,455	157,684	185,455	157,684
Management fees paid to SAR Consulting, a company associated with Scott Reid	–	116,364	–	116,364
Management fees paid to Mark Flory	–	71,818	–	71,818
Directors fees paid to Frank Edge	–		–	10,909
Directors fees paid to Scott Reid	–	10,909	–	10,909
Directors fees paid to Mark Flory	–	10,909	–	10,909
Directors fees paid to Shane Mulcahy	–	13,636	–	13,636
Directors fees paid to Phillip Thomas	–	5,455	–	5,455

(ii) Other transactions with specified directors

During the financial year, the company provided a non-interest bearing loan of $30,000 to Shane Mulcahy, a Director. This loan has been repaid since the end of the financial year.

26. FINANCIAL INSTRUMENTS

Interest Rate Risk

The consolidated entity's exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities, is as follows:

	Weighted Average Effective Interest Rate		Floating Interest Rate $		Non-interest Bearing $		Total $	
	2004 %	2003 %	2004	2003	2004	2003	2004	2003
Financial Assets								
Cash	6.35	6.35	345,781	36,574	9,961	6,007	355,742	42,581
Receivables	–	–	–	–	53,924	62,023	53,924	62,023
Listed shares	–	--	–	–	3,600	3,600	3,600	3,600
Shares at cost	–	–	–	–	3,328,830	3,328,830	3,328,830	3,328,830
Total Financial Assets			345,781	36,574	3,396,315	3,400,460	3,742,096	3,437,034
Financial Liabilities								
Trade Payables and Accruals	10.00	10.00	–	145,982	51,004	248,225	51,004	394,207
Employee Provisions	–	–	–	–	–	2,708	–	2,708
Total Financial Liabilities			–	145,982	51,004	250,933	51,004	396,915

Credit Risk

The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date to recognised financial assets is the carrying amount, net of any allowance for doubtful debts of those assets, as disclosed in the statement of financial position and notes to the financial statements.

The consolidated entity does not have any material credit risk exposure to any single debtor or group of debtors under financial instruments entered into by the consolidated entity.

Net Fair Values

The aggregate net fair values of financial assets and liabilities, both recognised and unrecognised, at balance date is as follows:

	AGGREGATE NET FAIR VALUE	
	2004 $	2003 $
Financial Assets		
Cash	355,742	42,581
Receivables	53,924	62,023
Listed shares	3.600	3,600
Shares – at cost	3,328,830	3,328,830
Total Financial Assets	3,742,096	3,437,034
Financial Liabilities		
Trade Payables and Accruals	51,004	394,207
Employee Provisions	-	2,708

The following methods and assumptions are used to determine the net fair values of financial assets and liabilities:

Recognised financial instruments

Cash: The carrying amount approximates fair value.

Receivables: The carrying amount approximates fair value.

Listed shares:For financial instruments traded in organised financial markets, fair value is the current market bid for the asset. The values of the shares held are reviewed by the Board at balance date. Where it is considered necessary a write down of the carrying amount of individual investments is made. At balance date a write down was made for current and non-current assets. The portfolio of shares will continue to be monitored by the Board in accordance with the company's corporate governance.

Shares at cost:The carrying amount approximates fair value.

Trade creditors:The carrying amount approximates fair value.

Employee provisions:The carrying amount approximates fair value.

27. NON-HEDGED FOREIGN CURRENCY BALANCES

The Australian dollar equivalent of foreign currency balances included in the financial statements which are not effectively hedged are as follows:

	CONSOLIDATED		COMPANY	
	2004	2003	2004	2003
	$	$	$	$
Argentine Peso				
Cash	15,753	5,809	–	–

DIRECTORS' DECLARATION

The directors declare that:

(a) The attached financial statements and notes thereto comply with Accounting Standards;

(b) The attached financial statements and notes thereto give a true and fair view of the financial position and performance of the company and consolidated entity;

(c) In the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001; and

(d) In the directors' opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors made pursuant to s295(5) of the Corporations Act 2001.

Director

Dated this 30th day of September 2004

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Riverside Centre
Level 26
123 Eagle Street
Brisbane QLD 4000
GPO Box 1463
Brisbane QLD 4001 Australia

DX 115
Tel:+61 (0) 7 3308 7000
Fax:+61 (0) 7 3308 7001
www.deloitte.com.au

General Purpose Financial Report, Consolidated, Corporations Act 2001

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF ADMIRALTY RESOURCES NL

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cashflows, accompanying notes to the financial statements, and the directors' declaration for both Admiralty Resources NL (the company) and the consolidated entity, for the financial year ended 30 June 2004 as set out on pages 15 to 41. The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal controls, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with the Corporations Act 2001 and Accounting Standards and other mandatory professional reporting requirements in Australia so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

The audit opinion expressed in this report has been formed on the above basis.

Deloitte
Touche
Tohmatsu

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Qualification

Included within non-current assets of the consolidated entity and the company is an investment in Nilnav Orthopaedics Pty Ltd and a receivable from a controlled entity, Solgold Pty Ltd, with carrying values of $3,328,830 and $3,348,787 respectively. The recoverability of the carrying values of the investment and the receivable is dependent on the ability of Nilnav Orthopaedics Pty Ltd to generate sufficient funds from the commercialisation of the patented hip replacement toolkit technology. There is currently limited audit evidence available to enable us to determine whether or not future operations will be sufficiently successful to support the carrying values. Accordingly, we are unable to determine whether the carrying values of the investment and the receivable are fairly stated.

Qualified Audit Opinion

In our opinion, except for the effects on the financial report of such adjustments, if any, as might have been determined to be necessary had the limitation on the scope of our work as discussed in the qualification paragraph not existed, the financial report of Admiralty Resources NL is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2004 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Inherent uncertainty regarding continuation as a Going Concern

Without further qualification to the opinion expressed above, attention is drawn to the following matter. As a result of the matters described in Note 1 (a) "Going Concern", there is significant uncertainty whether the company and the consolidated entity will be able to continue as going concerns and therefore whether they will realise their assets and extinguish their liabilities in the normal course of business and at the amounts stated in the financial report.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

M. Sheerin

MG Sheerin
Partner
Chartered Accountants

Brisbane, 3rd September 2004.

ADDITIONAL INFORMATION FOR LISTED PUBLIC COMPANIES

1. The shareholder information set out below was applicable as at 27th August 2004.

(a) Distribution of Shareholders by Class

Category (size of holding)	Ordinary Shares	No of Holders	Unlisted Options	No of Holders
1 - 1,000	242,934	1,259	-	-
1,001 - 5,000	1,391,855	464	-	-
5,001 – 10,000	1,832,528	225	-	-
10,001 - 100,000	47,337,946	979	-	-
100,001 and over	399,537,367	565	172,515,425	1
	450,342,630	**3,497**	**172,515,425**	**1**

(b) The number of shareholdings held in less than marketable parcels is 2,119 as at 24th September 2004.

(c) The number of holders of each class of equity security as at 24th September 2004 was:

Class of Security	Number
Ordinary fully paid shares	3,497
Unlisted options	1

(d) The names of the substantial shareholders listed in the holding company's register as at 24th September 2004 are:

Shareholder	No. Ordinary Shares
MTM Holdings (Australia) Pty Ltd	57,505,142

(e) Voting Rights

Every Member is entitled to be present at a meeting and may vote. Options do not carry a right to vote.

On a show of hands, every Member has one vote.

On a poll every Member has:
- one vote for each fully paid share;and
- voting rights pro rata to the amount paid up on each partly paid share held by the Member.

(f) 20 Largest Shareholders - Ordinary Capital as at 24th September 2004.

	Name	Number of Ordinary Fully Paid Shares Held	% Held of Issued Ordinary Capital
1.	MTM Holdings (Australia) Pty Ltd	57,505,142	12.77%
2.	ANZ Nominees Ltd	26,656,071	5.92%
3.	Mr Charles Edward Zimmerman	8,000,000	1.78%
4.	Ms Lay Kee Tay	7,400,000	1.64%
5.	Mr Peter Man Chiu Yu	6,350,000	1.41%
6.	Mr Adrian Compton	6,000,000	1.33%
7.	Mr Yu – Hsiang Huang	5,900,000	1.31%
8.	RJ Brown Holdings Pty Ltd	5,760,000	1.28%
9.	Mr Pok Chi Ng	5,280,000	1.17%
10.	Tresspassers "W" Pty Ltd	5,000,000	1.11%
11.	Me Mei Feng Xu	5,000,000	1.11%
12.	Mrs Rochelle Bull	4,700,000	1.04%
13.	WWB Investments Pty Ltd	4,600,000	1.02%
14.	Mr Mark Camilleri	4,119,690	0.91%
15.	Mr Bruce Hodgens & Mrs Barbara Susan Hodgens	4,000,000	0.89%
16.	Mr Hong Biao Fu	3,600,000	0.80%
17.	Mrs Jie Ying Situ	3,600,000	0.80%
18.	Mr De Min Zhang	3,333,333	0.74%
19.	Mr Paul Dickson & Mrs Carolyn Dickson	3,120,815	0.69%
20.	Barrios Pty Ltd	2,992,212	0.66%
		172,917,263	38.38%

2. The name of the company secretary is Stephen Charles Prior.

3. The address and telephone number of the administrative office and registered office are as follows:

Administrative Office
Level 3, 320 Adelaide Street
Brisbane, Queensland 4000

Telephone: (07) 3229 2677
Facsimile: (07) 3229 4066

Registered Office
C/- Prior & Co. Pty. Ltd
Level 6, 140 Queen Street
Melbourne, Victoria 3000

Telephone: (03) 9670 1838
Facsimile: (03) 9670 1898

4. The register of securities is held at the following address:

Queensland
Computershare Investor Services Pty Ltd
Level 27, Central Plaza One
345 Queen Street
Brisbane, Queensland4000

Telephone:(07) 3237 2173
Facsimile: (07) 3229 9860

5. Stock Exchange Listing

Quotation has been granted for all the ordinary shares of the company on all Member Exchanges of the Australian Stock Exchange Limited.

6. Vendor Securities

There are no restricted securities on issue as at 24th September 2004.

7. Unquoted Securities

20 Largest Holders of Unlisted Options as at 24th September 2004.

Name	Number of Unlisted Options Held	%
1. MTM Holdings	172,515,425	100.00%
	172,515,425	100.00%

8. Mining Tenements held

Tenement Reference	Locality	**Registered Holder**	State	Other Notes
16879	Rincon	100% Argentina Diamonds Ltd	Argentina	Rincon Project
16880	Rincon I	100% Argentina Diamonds Ltd	Argentina	Rincon Project
16881	Rincon II	100% Argentina Diamonds Ltd	Argentina	Rincon Project
16882	Rincon III	100% Argentina Diamonds Ltd	Argentina	Rincon Project
16883	Rincon IV	100% Argentina Diamonds Ltd	Argentina	Rincon Project
16884	Rincon V	100% Argentina Diamonds Ltd	Argentina	Rincon Project
16982	Rincon VI	100% Argentina Diamonds Ltd	Argentina	Rincon Project
16983	Rincon VII	100% Argentina Diamonds Ltd	Argentina	Rincon Project
16984	Rincon VIII	100% Argentina Diamonds Ltd	Argentina	Rincon Project
16985	Rincon IX	100% Argentina Diamonds Ltd	Argentina	Rincon Project
16986	Rincon X	100% Argentina Diamonds Ltd	Argentina	Rincon Project
16987	Rincon XI	100% Argentina Diamonds Ltd	Argentina	Rincon Project
16988	Rincon XII	100% Argentina Diamonds Ltd	Argentina	Rincon Project
16989	Rincon XIII	100% Argentina Diamonds Ltd	Argentina	Rincon Project
16990	Rincon XIV	100% Argentina Diamonds Ltd	Argentina	Rincon Project
16991	Rincon XV	100% Argentina Diamonds Ltd	Argentina	Rincon Project
17052	Adriana II	100% Argentina Diamonds Ltd	Argentina	Rincon Project
17053	Adriana III	100% Argentina Diamonds Ltd	Argentina	Rincon Project
17054	Adriana IV	100% Argentina Diamonds Ltd	Argentina	Rincon Project
17055	Adriana V	100% Argentina Diamonds Ltd	Argentina	Rincon Project
17056	Adriana VI	100% Argentina Diamonds Ltd	Argentina	Rincon Project
17057	Adriana VII	100% Argentina Diamonds Ltd	Argentina	Rincon Project
17058	Adriana VIII	100% Argentina Diamonds Ltd	Argentina	Rincon Project
17059	Adriana IX	100% Argentina Diamonds Ltd	Argentina	Rincon Project
17083	Belen	100% Argentina Diamonds Ltd	Argentina	Rincon Project
17084	Belen I	100% Argentina Diamonds Ltd	Argentina	Rincon Project
17112	Belen IV	100% Argentina Diamonds Ltd	Argentina	Rincon Project
17190	Paula V	100% Argentina Diamonds Ltd	Argentina	Rincon Project
17170	Paula XV	100% Argentina Diamonds Ltd	Argentina	Rincon Project
17004	Alvaro	100% Argentina Diamonds Ltd	Argentina	Rincon Project
5449	Estela	100% Argentina Diamonds Ltd	Argentina	Rincon Project
9084	Silvina	100% Argentina Diamonds Ltd	Argentina	Rincon Project
4730	Inti	100% Argentina Diamonds Ltd	Argentina	Rincon Project
M39/159	WA	100% Greater Australian Gold NL	Australia	Pykes Hill
MLN726	NT	100% Moonlight Mining NL	Australia	Bulman
MLN 727	NT	100% Moonlight Mining NL	Australia	Bulman
ELA23814	NT	100% Moonlight Mining NL	Australia	Bulman

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ADMIRALTY RESOURCES NL

ANNUAL REPORT 2004